Room 4561

April 27, 2006

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent
Suite 900
Broomfield, Colorado 80021

>   **Re: Cardinal Communications, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
>   **Filed March 31, 2005**
>   **File No. 1-15383**

Dear Mr. Garneau:

We have reviewed your response letter dated March 30, 2006, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1A. Risk Factors

1.   We note that you are not in compliance with certain bank loan covenants. Please
        identify the debt for which you are not in compliance and describe the covenant
        violations. In addition, explain to us the consequences of this non-compliance
        and explain why you have not disclosed these matters in detail.

Item 6. Management's Discussion, Analysis and Plan of Operation

Liquidity and Capital Resources

2.   We note the brief discussion within this section of your expected future liquidity.
        Merely stating that management believes that sufficient cash will be generated
        from private placements of securities and operations appears to be insufficient
        disclosure considering the significant liquidity challenges disclosed throughout
        your filing. Your disclosure should discuss the types of financing that are, or that
        are reasonably likely to be, available, the amounts or ranges involved, the nature
        and the terms of the financing, other features of the financing and plans, and the
        impact on the company's cash position and liquidity (as well as results of
        operations in the case of matters such as interest payments). In addition, your
        disclosure should discuss how your operations will contribute to your short-term
        liquidity and identify any operational changes that will be necessary. Finally, your
        disclosure should also address your long-term cash requirements and your
        expectations for both financing and cash generated or used from your operations.
        Please explain to us why you believe your current disclosures are adequate and
        refer to Section IV of SEC Release 33-8350 in your response.

Item 8A. Controls and Procedures

3.   We note that you have included a report that indicates that management has
        evaluated internal control over financial reporting as of March 31, 2006. Please
        explain to us the purpose of this disclosure and describe the procedures followed
        in order to perform this evaluation. Explain how your assessment compared with
        what would have been required had you been required to comply with Item 308(a)
        of Regulation S-K. In addition, explain to us why readers are not informed, either
        within the management report or the audit opinion, that an audit was not
        performed.

Note 12. Commitments and Contingencies

4.	We note your disclosures regarding litigation that indicate that you do not expect the matters to have a material adverse effect on the company. We further note that you indicate that you "cannot control the outcome and the extent of losses" of several matters disclosed within this section. Please note that this disclosure does not appear to satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and how your disclosures comply with SFAS 5 and SAB Topic 5Y.

5.	We note your disclosure of the shares issued to debt consultants and registered on Form S-8 on page F-23. Please direct us to disclosure within your financial statements regarding this contingency that complies with the requirements of SFAS 5.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief